Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130227
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated February 10, 2006)

$160,000,000

1.50% Senior Convertible Debentures due 2025

       This prospectus supplement No. 1 supplements and amends the prospectus dated February 10, 2006 relating to $160.0 million aggregate principal amount of our 1.50% Senior Convertible Debentures due 2025 and shares of our Class A common stock into which the Debentures are convertible. You should read this prospectus supplement No. 1 in conjunction with the prospectus, and this prospectus supplement No. 1 is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement No. 1 supersedes the information contained in the prospectus. This prospectus supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements that have not otherwise been superseded.

      The table beginning on page 92 of the prospectus sets forth information with respect to the selling securityholders and the respective amounts of Debentures and Class A common stock into which the Debentures are convertible that are beneficially owned by each selling securityholder which may be offered pursuant to the prospectus. The table is hereby supplemented and amended by adding the information below with respect to selling securityholders not previously listed in the prospectus. The information below was furnished to us on or before March 16, 2006 by the selling securityholders named below.

	Principal Amount		Number of Shares
	of Debentures	Percentage of	of Class A	Percentage of
	Beneficially Owned	Debentures	Common That	Class A Common
Name of Selling Secutityholder	That May Be Sold	Outstanding	May Be Sold	Outstanding

Cowen & Co., LLC(26)	$100,000	*	9,707	*

Duma Master Fund, L.P.(27)	$5,000,000	3.13%	485,343	*

Lehman Brothers Inc.(28)	$6,000,000	3.75%	582,411	*

(26)	Cowen & Co., LLC, a registered broker-dealer, is a wholly owned subsidiary of SG Americas Securities Holdings, Inc., which is an indirect wholly owned subsidiary of Société Générale, a French banking corporation with shares listed on the Paris Bourse and Tokyo Stock Exchange.

(27)	Duma Capital Partners, L.P. acts as investment manager of the selling securityholder and has the power to direct the voting and disposition of securities held by the selling securityholder. The investment principal for the manager is Nadeem Walji.

(28)	Lehman Brothers Inc., a registered broker-dealer, is a subsidiary of Lehman Brothers Holdings Inc., a publicly held entity. Lehman Brothers acted as co-manager in the private offering of the Debentures and as a joint book runner in the concurrent private offering of our senior floating rate notes. Kevin Lowe has the power to direct the voting of the securities held by the selling securityholder.

Investing in the Debentures or Class A common stock involves risks. See “Risk Factors” beginning on page 12 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 17, 2006.